

September 10, 2013

Via E-mail
Edwin W. Hortman, Jr.
Chief Executive Officer
Ameris Bancorp
310 First St., S.E.
Moultrie, Georgia 31768

> **Re:** **Ameris Bancorp**
> **Amendment to Registration Statement on Form S-4**
> **Filed August 30, 2013**
> **File No. 333-189886**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-13901**

Dear Mr. Hortman:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

General

1. We note your response to Comment 1 from our letter dated August 6, 2013 that Prosperity provided Ameris with certain financial projections in connection with the transaction. Please disclose two years of any material projections, including revenue, income, and income per share.

2. We note your response to Comment 2 from our letter dated August 6, 2013; however, the staff has not received these materials as of the date of this letter. Please provide the board books to the staff as soon as possible.

Equivalent Prosperity Per Share Data, page 8

3. Even though Prosperity does not trade on an exchange, please provide a recent sale price (or recent sale prices) to give investors an idea of the value of their shares. If there have not been any recent sales, please include disclosure regarding this fact and your inability to provide recent price data.

Material U.S. Federal Income Tax Consequences for the Merger, page 46

4. We note that you have elected to include the tax opinion in this section. Please revise the sentence that begins "the following discussion is intended only as a general summary of the material federal income tax consequences…" to reflect that the discussion is the actual opinion. In addition, throughout this section, where you refer to the "discussion," please revise to refer to the "opinion."

Tax Classification of the Merger, page 48

5. Please revise your disclosure to state, if true, that it is the opinion of Rogers & Hardin that the merger will qualify as a reorganization and remove all qualifying and mitigating language in this section. If Rogers & Hardin is unable to give this opinion, you may not describe the merger as tax-free.

Unaudited Pro Forma Combined Consolidated Financial Statements, page 118

Note 4 – Preliminary Unaudited Pro Form and Acquisition Accounting Adjustments, page 128

6. We note your response to comment 20 of our letter dated August 6, 2013. Please provide us all the facts and circumstances related to Ameris' purchase of the trust preferred securities and specifically tell us where the securities are carried on Ameris' balance sheet. Please tell us why you believe a pro forma adjustment is required and clarify if and why this adjustment would be recorded in purchase accounting. Please consider if additional disclosure of this transaction is appropriate in your registration statement.

Exhibit 8.1; Tax Opinion

7. Please revise the last sentence of the second paragraph of the tax opinion to remove the language "without any qualification as to knowledge or belief." If counsel has knowledge or belief that would affect its opinion, it is not appropriate to except such information from its opinion.

Ameris Bancorp Form 10-K for the fiscal year ended December 31, 2012

Nonperforming Loans, page 42

8. We note your response to comment 27 of our letter dated August 6, 2013. We further note your statement that you will disclose more detailed information on future bulk sales in future filings. Please disclose the information requested in the first bullet point in your next periodic filing as we believe this information is still relevant to the readers of your financial statements.

9. We note your response to comment 27 of our letter dated August 6, 2013. It appears that many of the facts and risks included in your explanations explaining why the sales prices were so much lower than your appraised values should have been incorporated in your fair value measurements or included as a specific allowance for loan loss. For the three categories that you have provided explanations, please tell us more specifically why these facts and risks were not included in your fair value measurements or recognized as a specific allowance for loan loss prior to the bulk loan sale.

10. We note your response to comment 27 of our letter dated August 6, 2013 and specifically your statement that values obtained from the bulk sale were considered against loans measurement individually for credit impairment subject to similarities in property types, location and condition of the collateral. Based on your explanations for the low sales price, it appears that many of the risks impacting the valuation of the loan were more qualitative in nature such as the judicial foreclosure process in Florida, the likelihood of guarantors' willingness to provide funds, the likelihood of litigation, etc. Please more specifically tell us how these risks were considered in your measurement of credit risk for loans measured individually for credit impairment at the most recent quarter end.

11. To further enhance our understanding of how you measure credit impairment for loans specifically identified for impairment, please provide us with a comprehensive analysis of your five largest credit exposures related to impaired loans at December 31, 2012 with updated information as of the most recent quarter end. Your response should include, but not be limited to, a discussion of the following:

    •   when the loan was originated;
    •   when the loan became impaired;
    •   the amount of any charge-offs recognized for the loan;
    •   the amount of any specific allowance for loan loss;
    •   the underlying collateral supporting the loan;
    •   the date and amount of the last appraisal;
    •   the risk characteristics related to the loan relationship that are different or were not included in the appraisal (occupancy percentage, lack of maintenance of the property, etc.)

- events or factors occurring subsequent to the last appraisal and your evaluation of the impact on credit risk;
- the discount to the most recent appraised value and how it was determined;
- the amount of expected selling costs and how they were considered in your accounting;
- the estimated fair value of the underlying collateral;
- the existence of guarantors and how you assessed the risk that the guarantor is unwilling or unable to provide additional credit support to the loan relationship; and
- any other pertinent information deemed necessary to understand the credit risk of the loan relationship and how you considered this information in your accounting.

12. We note your response to comment 27 of our letter dated August 6, 2013. Please tell us the amount of losses incorporated into the historical loss factor portion of the allowance for loan losses methodology for loans collectively measured for impairment at December 31, 2012. If all of the charge-off's were not incorporated, please explain to us why. Please quantify the impact of including the bulk sale losses in your collectively evaluated measurement at March 31, 2012. Please explain to us how you quantified the impact.

Financial Statements

Note 19. Fair Value of Financial Information

13. We note your response to comment 28 of our letter dated August 6, 2013. Please revise future filings to provide quantitative information about the significant unobservable inputs used in the fair value measurement for each class of your recurring and nonrecurring measurements categorized within level 3. Refer to ASC 820-10-50-2-bbb for guidance and ASC 820-10-55-103 for example disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Cooper at (202) 551-3396 or Mike Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
       Jody Spencer
       Rogers & Hardin LLP